Exhibit 11 - Calculation of Earnings per Share

	Three Months Ended		Six Months Ended
(In thousands, except per share amounts)	July 1, 2001	June 25, 2000	July 1, 2001	June 25, 2000

Basic Earnings per Share:

Net Income	$12,513	$12,976	$25,266	$24,517

Weighted average shares outstanding	22,494	25,276	22,651	26,063

Basic earnings per share	$0.56	$0.51	$1.12	$0.94

Diluted Earnings per Share:

Net Income	$12,513	$12,976	$25,266	$24,517

Weighted average shares outstanding	22,494	25,276	22,651	26,063
Dilutive effect of outstanding common stock options	185	266	139	260

Diluted weighted average shares outstanding	22,679	25,542	22,790	26,323

Diluted earnings per share	$0.55	$0.51	$1.11	$0.93